

December 9, 2014

<u>Via E-mail</u>
Richard D. Kinder
Chief Executive Officer
Kinder Morgan Energy Partners, L.P.
El Paso Pipeline Partners, L.P.
1001 Louisiana Street
Suite 1000
Houston, Texas 77002

> **Re: Kinder Morgan Energy Partners, L.P.**
> **Schedule 13E-3**
> **Filed August 27, 2014**
> **File No. 005-47969**
>
> **El Paso Pipeline Partners, L.P.**
> **Schedule 13E-3**
> **Filed August 27, 2014**
> **File No. 005-83402**

Dear Mr. Kinder:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director